1/8/15

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

SECU[barcode]ION
15045068

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SEC FILE NUMBER
8- 43645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Oregon Street
(No. and Street)

Oshkosh	Wisconsin	54902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul T. Pavelski (920) 236-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl Nigl & Mathe LLP
(Name – *if individual, state last, first, middle name*)

2450 Witzel Avenue	Oshkosh	WI	54904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/21/15

LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

OATH OR AFFIRMATION

I, Paul T. Pavelski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOLT SECURITIES, INC.
TABLE OF CONTENTS

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

Independent Auditor's Report

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

Report on the Financial Statements

We have audited the accompanying financial statements of Landolt Securities, Inc. (an S Corporation) which comprise the Statement of Financial Condition as of December 31, 2013, and the related Statements of Income, Changes in Stockholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

Opinion

In our opinion the financial statements referred to about present fairly, in all material respects, the financial position of Landolt Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 12, 2014

LANDOLT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets		
Cash	$ 361,426	
Marketable securities, at market value	90,363	
Receivables	151,032	
Prepaid expenses	77,135	
Total Current Assets		$ 679,956
Property and Equipment		
Property and equipment	134,515	
Less accumulated depreciation	95,766	
Property and Equipment, Net		38,749
Other Assets		
Security deposit	4,528	
Intangible assets	45,116	
Total Other Assets		49,644
TOTAL ASSETS		**$ 768,349**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 39,178	
Accrued wages, commissions and related items	278,617	
Total Current Liabilities		$ 317,795
Liabilities Subordinated to Claims of General Creditors		0
Total Liabilities		317,795
Stockholders' Equity		
Common stock - $1 par value; 56,000 shares authorized, 17,500 shares issued and outstanding	17,500	
Additional paid-in capital	85,845	
Retained earnings	347,209	
Total Stockholders' Equity		450,554
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$ 768,349**

See Accompanying Notes and Independent Auditor's Report

LANDOLT SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013

Revenues	
Commissions earned	$ 3,976,888
Net investment gains or (losses)	39,648
Interest and dividend income	39,983
Total Revenues	4,056,519
Expenses	
Clearing expenses	163,202
Wages	1,236,000
Payroll taxes	80,295
Health Insurance	32,088
Employee education	2,040
Retirement plan contribution	35,127
Commissions	1,351,847
Occupancy expenses	191,907
Telephone expense	24,734
Office supplies and expense	61,582
Postage and delivery	16,754
Auto expenses	16,551
Advertising and promotion	11,103
Accounting fees	42,957
Legal fees	22,910
Consulting fees	45,173
Quotation system expenses	25,394
Insurance	27,176
Depreciation	9,445
Dues, licenses and subscriptions	111,775
Travel	46,316
Entertainment and promotion	5,665
Property taxes	3,182
Other operating expenses	3,103
Total Expenses	3,566,326
NET INCOME	**$ 490,193**

See Accompanying Notes and Independent Auditor's Report

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2013	$ 17,500	$ 85,845	$ 192,331
Net Income for the Year			490,193
Dividend Distributions			(335,315)
BALANCES AT DECEMBER 31, 2013	**$ 17,500**	**$ 85,845**	**$ 347,209**

See Accompanying Notes and Independent Auditor's Report

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2013

Subordinated Liabilities at January 1, 2013	$	0
Increases		0
Decreases		0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2013	**$**	**0**

See Accompanying Notes and Independent Auditor's Report

LANDOLT SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net income	$ 490,193
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,445
Net investment (gains) or losses	(39,648)
(Increase) decrease in:	
Receivables	(81,161)
Prepaid expenses and deposits	(34,534)
Increase (decrease) in:	
Accounts payable	7,630
Accrued wages, commissions and related items	123,833
Net Cash Provided By Operating Activities	475,758
Cash Flows From Investing Activities:	
Purchase of property and equipment	(13,528)
Net Cash (Used) By Investing Activities	(13,528)
Cash Flows From Financing Activities:	
Dividend distributions	(335,315)
Net Cash (Used) By Financing Activities	(335,315)
Net Increase in Cash	126,915
Cash at Beginning of Year	234,511
CASH AT END OF YEAR	**$ 361,426**

See Accompanying Notes and Independent Auditor's Report

LANDOLT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Landolt Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

Nature of Operations

Landolt Securities, Inc. is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with branch offices in Antioch, Illinois and Bethesda, Maryland. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

In June 2012, the Company acquired a business located in Bethesda, Maryland that specializes in Federal Deposit Insurance Corporation (FDIC) insured certificates of deposit and other fixed income securities. The Company operates its acquired business under the name FISN, a Division of Landolt Securities, Inc.

Date of Management's Review

Management has evaluated subsequent events through February 12, 2014, the date on which the financial statements were available to be issued.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and the related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Securities Owned

Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over a five to ten year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At December 31, 2013, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Intangible Assets

Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company reviews intangible assets on an annual basis for possible impairment. At December 31, 2013, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $11,103 for the year ended December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2013, the receivable from the clearing organization consists of commissions earned by the Company not yet disbursed by the clearing organization. Amount receivable from clearing organization at December 31, 2013 was $151,032.

NOTE 3. SECURITIES OWNED

In accordance with SFAS No. 157, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at December 31, 2013:

	Level 1	Level 2	Level 3
Marketable securities	$ 90,363	$ -	$ -

NOTE 4. AGREEMENT WITH NATIONAL FINANCIAL SERVICES LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. On March 25, 2010 the agreement was renewed for a five year term ending March 25, 2015. The agreement may be terminated by giving 90 days prior written notice.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

The Company maintains its cash balances in one financial institution located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured cash balances at December 31, 2013.

NOTE 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $262,913, which was $212,913 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 1.21 to 1.

NOTE 8. RETIREMENT PLAN

The Company maintains a qualified Cross-Tested 401(k) Profit Sharing Plan and Trust which covers all eligible employees who meet the age and service requirements. The Company is currently making nonelective contributions equal to 3% of the employees' compensation for the year. The Company contribution for the year ended December 31, 2013 was $35,127.

NOTE 9. LEASES

On June 6, 2008, Paul and Donna Pavelski exercised their option to purchase the office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin. A three year lease was entered into which requires monthly rent payments of $4,000. In addition to rent, the Company is responsible for utilities, insurance, maintenance and repairs, and real estate taxes. On June 6, 2011, the lease was extended for three additional years with rent and responsibilities remaining unchanged. Total rent expense charged to operations under this agreement for the year ended December 31, 2013 was $48,000.

NOTE 9. LEASES - (Continued)

On November 4, 2011, the Company signed a lease for the shared use of an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois. The lease is for a five year term beginning on December 1, 2011 and ending on November 30, 2016 and requires a monthly rent payment of $4,000. The lease grants the Company the option to extend the lease for an additional five years beyond November 30, 2016 with monthly rent to be determined. In addition to rent, the Company is responsible for a portion of utilities, insurance, maintenance and repairs, real estate taxes and common area expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2013 was $48,000.

On August 29, 2012, the Company signed a lease for the shared use of an office building and improvements located at 4720 Montgomery Lane in Bethesda, Maryland. The lease is for a seven year term beginning on October 1, 2012. Monthly rent for months one through twelve is $4,528.33, months thirteen through twenty-four is $4,709.47, months twenty-five through thirty-six is $4,897.85, months thirty-seven through forty-eight is $5,093.76, months forty-nine through sixty is $5,297.51, months sixty-one through seventy-two is $5,509.41 and months seventy-three through eighty-four is $5,729.79. The Landlord is responsible for all real estate taxes and operating expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2013 was $54,883.

Future minimum lease payments for years ending December 31 are as follows:

Year Ending December 31	Amount
2014	$ 125,079
2015	107,362
2016	105,736
2017	64,206
2018	66,774
Thereafter	51,568
Total	$ 520,725

NOTE 10. RELATED PARTY TRANSACTIONS

Mr. and Mrs. Paul Pavelski own the real estate located at 701 Oregon Street in Oshkosh, Wisconsin which is being leased by the Company. At December 31, 2013, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

Mr. and Mrs. Paul Pavelski own the real estate located at 41412 North Illinois Route 83 in Antioch, Illinois which is being leased by the Company. At December 31, 2013, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

NOTE 11. ACQUISITIONS AND COMMITMENTS

On June 22, 2012, the Company acquired certain tangible and intangible business assets from FISN, Inc., a District of Columbia corporation. In addition, to the purchase price, the agreement requires consulting payments on the first, second, third and fourth anniversary dates. The consulting payment amounts are to be calculated on the amount of transferred assets and new business under management in the Maryland office on each anniversary date. Total consulting expense charged to operations under this agreement for the year ended December 31, 2013 was $45,173. The Company estimates the contingent payments for year two, three and four to be $50,000 each. Since the contingent payments are performance based, the actual amount paid will likely vary from these amounts and will be expensed when they become known.

SUPPLEMENTARY INFORMATION

LANDOLT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Net Capital		
Total stockholders' equity		$ 450,554
Deduction for non-allowable assets -		
Receivables over 30 days	$ 0	
Securities from closed accounts	28	
Unsecured debt	146	
12b-1 Fees included in receivables	4,640	
Prepaid expenses	77,108	
Property and equipment, net	38,749	
Security deposit	4,528	
Intangible assets	45,116	170,315
Net capital before haircuts on securities		280,239
Haircuts on securities - 15%		(13,554)
Undue concentration charge - Per formula		(3,772)
NET CAPITAL		**$ 262,913**
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 21,197
Minimum dollar net capital requirement		50,000
Net capital requirement		50,000
Excess net capital		**$ 212,913**
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition		**$ 317,795**
Ratio of aggregate indebtedness to net capital		**1.21 to 1**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

See Independent Auditor's Report

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedule of Landolt Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 12, 2014

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In accordance with Rule 17a-5(e)(4) under Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2013, which were agreed to by Landolt Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Landolt Securities, Inc. compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Landolt Securities, Inc. management is responsible for Landolt Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the period ended December 31, 2013, with the amounts reported in Form SIPC-7 for the periods ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe LLP
Certified Public Accountants

February 12, 2014
Oshkosh, Wisconsin

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043645 FINRA DEC
LANDOLT SECURITIES INC 15*15
701 OREGON STREET
PO BOX 2703
OSHKOSH WI 54903-2703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)		$ 8,505
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/2013 Date Paid		(3,782)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		4,723
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 4,723
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,723	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LANDOLT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PAUL T. PAVELSKI, PRESIDENT
(Title)

Dated the 12th day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2013
and ending 12/31, 2013
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 4,056,521
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.,		466,187
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		135,304
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		39,648
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 13,575	
Enter the greater of line (i) or (ii)		13,575
Total deductions		654,714
2d. SIPC Net Operating Revenues		$ 3,401,807
2e. General Assessment @ .0025		$ 8,505

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